UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Philippine Long Distance Telephone Company

(Name of Company)

Common Capital Stock, 5 Philippine Pesos par value and

American Depositary Shares, evidenced by American Depositary Receipts,

each representing a share of Common Capital Stock

(Title of Class of Securities)

Common Capital Stock: 718252109; ADSs: 718252604

(CUSIP Number)

Nancy L.M. Li

Company Secretary

First Pacific Company Limited

24th Floor, Two Exchange Square

8 Connaught Place, Central

Hong Kong Special Administrative Region

The People’s Republic of China

(852) 2842-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: First Pacific Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 55,244,642 Common Shares (including 7,653,703 ADSs)*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 55,244,642 Common Shares (including 7,653,703 ADSs)
11.	Aggregate amount beneficially owned by each reporting person 55,244,642 Common Shares (including 7,653,703 ADSs)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 25.6% of Common Shares
14.	Type of reporting person CO

*	The determination of shared voting power has been made pursuant to Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which determination will not be binding under, and may be inconsistent with the provisions of, Philippine law. See item 5(b).

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: First Pacific Infrastructure Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 47,590,939* Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 47,590,939 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 47,590,939 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 22.0% of Common Shares
14.	Type of reporting person CO

*	The determination of shared voting power has been made pursuant to Rule 13d-3 of the Exchange Act, which determination will not be binding under, and may be inconsistent with the provisions of, Philippine law. See item 5(b).

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: First Pacific Enterprise Holdings B.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 47,590,939* Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 47,590,939 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 47,590,939 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 22.0% of Common Shares
14.	Type of reporting person CO

*	The determination of shared voting power has been made pursuant to Rule 13d-3 of the Exchange Act, which determination will not be binding under, and may be inconsistent with the provisions of, Philippine law. See item 5(b).

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Pilipinas Pacific Enterprise Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The Republic of the Philippines
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 47,590,939 Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 47,590,939 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 47,590,939 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 22.0% of Common Shares
14.	Type of reporting person CO

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Enterprise Investments Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The Republic of the Philippines
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 47,590,939 Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 47,590,939 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 47,590,939 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 22.0% of Common Shares
14.	Type of reporting person CO

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Metro Pacific Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The Republic of the Philippines
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 47,590,939 Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 47,590,939 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 47,590,939 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 22.0% of Common Shares
14.	Type of reporting person CO

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Metro Pacific Resources, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The Republic of the Philippines
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 47,590,939 Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 47,590,939 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 47,590,939 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 22.0% of Common Shares
14.	Type of reporting person CO

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Metro Pacific Assets Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The Republic of the Philippines
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 26,034,263 Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,034,263 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 26,034,263 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 12.0% of Common Shares
14.	Type of reporting person CO

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Philippine Telecommunications Investment Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The Republic of the Philippines
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 26,034,263 Common Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,034,263 Common Shares
11.	Aggregate amount beneficially owned by each reporting person 26,034,263 Common Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 12.0% of Common Shares
14.	Type of reporting person CO

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Osbert Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,653,703 Common Shares (consisting of 7,653,703 ADSs)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,653,703 Common Shares (consisting of 7,653,703 ADSs)
11.	Aggregate amount beneficially owned by each reporting person 7,653,703 Common Shares (consisting of 7,653,703 ADSs)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 3.5% of Common Shares
14.	Type of reporting person CO

CUSIP No. 718252109 (ADSs: 718252604)

1.	Name of reporting person: Semilion Enterprises Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization The British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,653,703 Common Shares (consisting of 7,653,703 ADSs)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,653,703 Common Shares (consisting of 7,653,703 ADSs)
11.	Aggregate amount beneficially owned by each reporting person 7,653,703 Common Shares (consisting of 7,653,703 ADSs)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐ (See Item 5)
13.	Percent of class represented by amount in Row (11) 3.5% of Common Shares
14.	Type of reporting person CO

Introductory Note

This Amendment No. 14 (“Amendment No. 14”) is filed with respect to Philippine Long Distance Telephone Company (the “Company”) jointly by First Pacific Company Limited (“First Pacific”), Metro Pacific Holdings, Inc. (“MPHI”), Metro Pacific Resources, Inc. (“MPR”), Metro Pacific Assets Holdings, Inc. (“MPAH”), Enterprise Investments Holdings, Inc. (“EIH”), Philippine Telecommunications Investment Corporation (“PTIC”), Osbert Limited (“Osbert”), Semilion Enterprises Inc. (“SEI”), First Pacific Infrastructure Limited (“FPI”), First Pacific Enterprise Holdings B.V. (“FPBV”) and Pilipinas Pacific Enterprise Holdings, Inc. (“PPEH”) (collectively, the “Reporting Persons”).

This Amendment No. 14 amends, supplements and/or restates the Statement on Schedule 13D dated November 23, 1998 and filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 thereto (collectively, the “Schedule 13D”).

With respect to the Reporting Persons, this Amendment No. 14 amends and, with respect to certain information set forth herein, supersedes and/or restates the Schedule 13D. Except as provided herein, this Amendment No. 14 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) This Schedule 13D is being filed on behalf of:

•	First Pacific, a corporation incorporated with limited liability in Bermuda, with its principal office located at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China;

•	MPHI, a company incorporated under the laws of the Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	MPR, a company incorporated under the laws of the Philippines with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	MPAH, a company incorporated under the laws of the Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	EIH, a company incorporated under the laws of the Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	PTIC, a company incorporated under the laws of the Philippines, with its registered office at 7th Floor, Ramon Cojuangco Building, Ayala Avenue corner Makati Avenue, Makati City, Metro Manila, The Philippines;

•	Osbert, a company incorporated under the laws of The British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

•	SEI, a company incorporated under the laws of The British Virgin Islands, with its registered office at Level 1, Palm Grove House, Road Town, Tortola, British Virgin Islands;

•	FPI is a company incorporated under the laws of Hong Kong with its registered office at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Hong Kong Special Administrative Region, The People’s Republic of China;

•	FPBV is a company incorporated under the laws of the Netherlands with its registered office at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands; and

•	PPEH is a company incorporated under the laws of the Philippines with its registered office at 10th Floor, MGO Building, de la Rosa corner Legazpi Streets, Legazpi Village, Makati City, The Philippines.

First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in four core businesses: (1) telecommunications; (2) infrastructure; (3) consumer food products; and (4) natural resources. The principal business of each of FPI, FPBV, PPEH, MPHI, MPR, MPAH, EIH and Osbert (the “Intermediate Holding Companies”), PTIC and SEI, is that of an investment holding company. First Pacific, through FPI and FPBV, owns 40% of the voting capital of PPEH and the remaining 60% of the voting capital is owned by a company organized under Philippine law that qualifies as a Philippine national under Philippine law. PPEH owns 60% of the outstanding common stock of EIH and the remaining 40% is owned by First Pacific, through a 100% subsidiary, First Pacific International Limited. EIH owns 60% of the outstanding common stock of MPHI and the remaining 40% is owned by First Pacific, through 100% subsidiaries, First Pacific International Limited, First Pacific Telecom Limited and Intalink B.V. MPHI owns 60% of the outstanding common stock of MPR and the remaining 40% is owned by First Pacific, through a 100% subsidiary, Metro Pacific Investments Limited. MPR owns 60% of the outstanding common stock of MPAH and the remaining 40% is owned by First Pacific, through 100% subsidiaries, First Pacific Telecom Limited and Intalink B.V. MPAH owns 60% of the outstanding common stock of PTIC and the remaining 40% is owned by First Pacific, through 100% subsidiaries, First Pacific Telecom Limited, Intalink B.V. and Larouge B.V. (“Larouge”). First Pacific, through Osbert, holds 100% of SEI.

As at October 31, 2014 First Pacific Investments Limited (“FPIL”), a private company (incorporated in the Republic of Liberia) which owns approximately 18.4% of First Pacific’s outstanding shares, First Pacific Investments (B.V.I.) Limited (“FPIL-BVI”), a private company (incorporated in the British Virgin Islands) which owns approximately 14.7% of First Pacific’s outstanding shares and Salerni International Limited (“SIL”), a private company (incorporated in the British Virgin Islands) which owns approximately 11.7% of First Pacific’s outstanding shares, together owned a controlling interest (for purposes of the Exchange Act) in First Pacific.

To the best of First Pacific’s knowledge, (i) SIL owns 100% of the outstanding common stock of FPIL-BVI, (ii) Anthoni Salim owns 100% of the outstanding common stock of SIL and (iii) SIL owns 46.8% of the outstanding common stock of FPIL, Sutanto Djuhar owns 30.0% of the outstanding common stock of FPIL, Anthoni Salim and Tedy Djuhar each owns 10.0% of the outstanding common stock of FPIL and the remaining 3.2% of the outstanding common stock of FPIL is owned by a company controlled by the estate of the late Ibrahim Risjad. Through his interests in FPIL, FPIL-BVI and SIL, Anthoni Salim may be deemed to control (for purposes of the Exchange Act) First Pacific. FPIL, FPIL-BVI, SIL and Anthoni Salim are together referred to in this Statement as the “First Pacific Controlling Persons”.

(c), (f) The following Schedules to this Statement set forth the name, business address, present principal occupation or employment, as well as the name, principal business and address of the corporation or organization in which such occupation or employment is carried on, of the directors and executive officers of each Reporting Person and the First Pacific Controlling Persons:

Schedule A	First Pacific
Schedule B	Intermediate Holding Companies
Schedule C	FPIL, FPIL-BVI and SIL
Schedule D	PTIC
Schedule E	SEI

(d), (e) During the past five years preceding the date of this filing, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the First Pacific Controlling Persons nor any of the directors and executive officers listed in Schedules A through E hereof, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) On October 16, 2012, the Company issued 150,000,000 shares of a class of voting preferred stock (the “Voting Preferred Stock”) to BTF Holdings, Inc. (“BTF Holdings”), a company wholly-owned by the Board of Trustees for the Account of the Beneficial Trust Fund of the Company created pursuant to the Company’s benefit plan. Prior to such issuance, the Company’s Common Shares (including ADSs representing such Common Shares) were the only voting securities of the Company. As with the Common Shares, each share of Voting Preferred Stock carries one vote per share.

The issuance of the Voting Preferred Stock to BTF Holdings on October 16, 2012 resulted in a dilution of the Reporting Persons’ interest in the aggregate voting securities of the Company. Although the Common Shares (including those represented by ADSs) collectively beneficially owned by the Reporting Persons as of October 31, 2014 represent approximately 25.6% of the 216,055,775 Common Shares of the Company outstanding as of June 30, 2014 (as disclosed in the Company’s periodic report on Form 6-K filed with the SEC on August 5, 2014), the voting interest represented by such Common Shares is only approximately 15.1% of the aggregate voting interest in the Company.

Throughout this Statement, determinations of beneficial ownership have been made pursuant to Rule 13d-3 of the Exchange Act. The determination of beneficial ownership under Rule 13d-3 of the Exchange Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.

(b) As at the close of business on October 31, 2014, PTIC is the direct beneficial owner of, with voting and dispositive power over, 26,034,263 Common Shares (representing approximately 12.0% of the outstanding Common Shares). As at the close of business on October 31, 2014, MPR is the direct beneficial owner of, with voting and dispositive power over, 21,556,676 Common Shares (representing approximately 10.0% of the outstanding Common Shares). As at the close of business on October 31, 2014, SEI is the direct beneficial owner of, with voting and dispositive power over, 7,653,703 Common Shares all in the form of ADSs (representing approximately 3.5% of the outstanding Common Shares).

Each of First Pacific and Osbert may, by virtue of its respective direct or indirect interests in SEI, be deemed to be a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and share the power to vote and dispose of, those Common Shares as represented by ADSs of which SEI is the direct beneficial owner. Each of PPEH, EIH, MPHI, MPR and MPAH may, by virtue of its respective direct or indirect interest in PTIC, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which PTIC is the direct beneficial owner. Each of PPEH, EIH and MPHI may, by virtue of its respective direct or indirect interests in MPR, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which MPR is the direct beneficial owner. As described under Item 2, First Pacific owns 40% of the voting capital of PPEH, through FPI and FPBV. Pursuant to Rule 13d-3 of the Exchange Act, each of First Pacific, FPI and FPBV may be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which MPR and PTIC are the respective direct beneficial owners. The determination of beneficial ownership and shared voting power under Rule 13d-3 of the Exchange Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.

Given the terms of the Shareholders Agreement, the Cooperation Agreement and the Strategic Agreement (each as defined below), the Reporting Persons and other parties to such agreements may be deemed to constitute a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act. However, the Reporting Persons disclaim that they have agreed to act as a group with any parties to such agreements (except as expressly provided therein), and the Reporting Parties disclaim beneficial ownership of Common Shares other than the amounts of shares reported herein.

(c) During the 60 days preceding the filing of this Amendment No. 14, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in Common Shares, except for the following purchases of Common Shares by Napoleon L. Nazareno, a director of First Pacific:

Trade Date	Transaction Type	No. of Common Shares	Price per Common Share
September 25, 2014	Purchase	120	Php.	3,273.60
September 26, 2014	Purchase	132	Php.	3,219.73
September 29, 2014	Purchase	60	Php.	3,100.00
October 2, 2014	Purchase	60	Php.	3,041.60

Item 7.	Material to be Filed as Exhibits

Items 7 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

Exhibit Number	Exhibit Description

99.1	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999 (the “Strategic Agreement”), among First Pacific, Philippine Long Distance Telephone Company, Metro Pacific Corporation (“MPC”), Metro Asia Link Holdings, Inc. (“MALH”), MPR and NTT Communications Corporation (previously filed as Exhibit 25 along with Amendment No. 4 filed with the SEC on October 1, 1999)

99.2	Shareholders Agreement, dated March 24, 2000 (the “Shareholders Agreement”), by and among First Pacific, MPC, MALH, MPR, Larouge, MPAH, NTT Communications Corporation and NTT Communications Capital (UK) Limited. (previously filed as Exhibit 30 along with Amendment No. 5 filed with the SEC on March 29, 2000)

99.3	The Cooperation Agreement, dated January 31, 2006 (the “Cooperation Agreement”), among First Pacific, MPC, MALH, MPR, Larouge, MPAH, Philippine Long Distance Telephone Company, NTT Communications Corporation and NTT DoCoMo, Inc. (previously filed as Exhibit 52 along with Amendment No. 12 filed with the SEC on February 9, 2006)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2014

FIRST PACIFIC COMPANY LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

FIRST PACIFIC INFRASTRUCTURE LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

FIRST PACIFIC ENTERPRISE HOLDINGS B.V.

By:	/s/ Robert C. Nicholson
Name:	Robert C. Nicholson
Title:	Director

PILIPINAS PACIFIC ENTERPRISE HOLDINGS, INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC HOLDINGS, INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC RESOURCES, INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC ASSETS HOLDINGS, INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

ENTERPRISE INVESTMENTS HOLDINGS, INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

OSBERT LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

SEMILION ENTERPRISES INC.

By:	/s/ Robert C. Nicholson
Name:	Robert C. Nicholson
Title:	Director

SCHEDULES TO THE STATEMENT ON SCHEDULE 13D

Schedules A-E to the Schedule 13D are hereby amended and restated in their entirety to read as follows:

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

OF

FIRST PACIFIC COMPANY LIMITED (“First Pacific”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of First Pacific is set forth below. If no business address is given, the director’s or executive officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with First Pacific. First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in four core businesses: (1) telecommunications; (2) infrastructure; (3) consumer food products; and (4) natural resources.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Directors:

Anthoni Salim	Indonesia

Chairman of First Pacific

President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk., President Director and CEO of PT Indofood CBP Sukses Makmur Tbk

Wisma Indosemen 19th Floor, Jl. Jend. Sudirman Kav. 70-71, Jakarta 12910, Indonesia

Manuel V. Pangilinan	The Philippines

Managing Director & Chief Executive Officer of First Pacific

Chairman of PLDT

Chairman of Metro Pacific Investments Corporation, Manila Electric Company, Philex Mining Corporation, Philex Petroleum Corporation, ePLDT, Inc., Smart Communications, Inc., PLDT Communications and Energy Ventures, Inc. Maynilad Water Services, Inc., Metro Pacific, Tollways Corporation, Manila North Tollways Corporation, Landco Pacific Corporation, Medical Doctors, Inc. (Makati Medical Center), Davao Doctors, Inc., Colinas Verdes Corporation (Cardinal Santos Medical Center), Mediaquest Holdings, Inc. and Associated Broadcasting Corporation (TV 5).

Vice Chairman of Roxas Holdings, Inc.

President Commissioner of PT Indofood Sukses Makmur Tbk

Edward A. Tortorici	U.S.A.	Executive Director of First Pacific Director of Metro Pacific Investments Corporation and Philex Mining Corporation Commissioner of PT Indofood Sukses Makmur Tbk

Robert C. Nicholson	U.K.

Executive Director of First Pacific

Director of Metro Pacific Investments Corporation, Philex Mining Corporation and Philex Petroleum Corporation

Commissioner of PT Indofood Sukses Makmur Tbk

Executive Chairman of Forum Energy Plc.

Benny S. Santoso	Indonesia

Non-Executive Director of First Pacific

Member of Advisory Board of PLDT Commissioner of PT Indofood Sukses Makmur Tbk

President Commissioner of PT Indofood CBP Sukses Makmur Tbk, PT Nippon Indosari Corpindo Tbk and PT Indoritel Makmur Internasional Tbk

Commissioner of PT Fast Food Indonesia Tbk and Director of PT Indocement Tunggal Prakarsa Tbk

Sudirman Plaza, Indofood Tower, Jl. Jend. Sudirman Kav. 76-78, Jakarta 12910, Indonesia

Kawasan Industri Jababeka, Jl. Jababeka XII A Blok W No. 40-41, Cikarang, Bekasi, West Java, Indonesia

Tedy Djuhar	Indonesia	Non-Executive Director of First Pacific Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk. Director of Pacific Industries and Development Limited

Napoleon L. Nazareno	The Philippines

Non-Executive Director of First Pacific

President & Chief Executive Officer of PLDT

President and Chief Executive Officer of PLDT Communications and Energy Ventures, Inc. and Smart Communications, Inc.

Director of Digital Telecommunications Philippines Inc.

7/F, Ramon Cojuangco Building,

Makati Avenue, Makati City,

Philippines

Graham L. Pickles	Australia	Independent Non-Executive Director of First Pacific

Prof. Edward Kwan-Yiu Chen, GBS, CBE, JP	U.K.	Independent Non-Executive Director of First Pacific Independent Non-executive Director of Wharf Holdings Limited

Philip Fan Yan Hok	Chinese

Independent Non-executive Director of First Pacific

Independent Non-Executive Director of China Everbright International Limited, HKC (Holdings) Limited, Hysan Development Company Limited and China Aircraft Leasing Group Holdings Limited

Independent Director of Australia listed Goodman Group

Margaret Leung Ko May Yee, SBS, JP	U.K.

Independent Non-executive Director of First Pacific

Deputy Chairman and Managing Director of Chong Hing Bank Limited

Independent Non-executive Director of Sun Hung Kai Properties Limited, Hong Kong Exchanges and Clearing Limited, China Construction Bank Corporation, Li & Fung Limited, and QBE Insurance Group Limited

Executive Officers:

Ray C. Espinosa	The Philippines	Associate Director of First Pacific and also First Pacific Group’s Head of Government and Regulatory Affairs and Head of Communications Bureau for the Philippines

Marilyn A. Victorio-Aquino	The Philippines	Assistant Director of First Pacific.

Paul F. Wallace	U.K.	Executive Vice President – Group Reporting and Group Financial Officer of First Pacific

Richard L. Beacher	U.K.	Executive Vice President – Group Corporate Development of First Pacific

Maisie M.S. Lam	U.K.	Executive Vice President – Group Human Resources of First Pacific

Joseph H.P. Ng	U.K.	Executive Vice President – Group Finance of First Pacific

John W. Ryan	Ireland	Executive Vice President – Group Corporate Communications of First Pacific

Stanley H. Yang	U.S.A.	Executive Vice President – Group Corporate Development of First Pacific

Nancy L.M. Li	PRC	Vice President, Company Secretary of First Pacific

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS

OF

THE INTERMEDIATE HOLDING COMPANIES

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Intermediate Holding Companies is set forth below. If no business address is given, the director’s or executive officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with the relevant Intermediate Holding Company.

First Pacific Infrastructure Limited

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details
Edward A. Tortorici	U.S.A.	See Schedule A for details
Robert C. Nicholson	U.K.	See Schedule A for details
Joseph H.P. Ng	U.K.	See Schedule A for details

First Pacific Enterprise Holdings B.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Robert C. Nicholson	U.K.	See Schedule A for details
Joseph H.P. Ng	U.K.	See Schedule A for details
Peter T.H. Lin	U.K.	Vice President - Group Tax and Treasury of First Pacific
Mextrust B.V.	The Netherlands	Corporation Services. Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands
Intertrust (Netherlands) B.V.	The Netherlands	Corporation Services. Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands
PhastabeWEK B.V.	The Netherlands	Corporation Services. Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands

Pilipinas Pacific Enterprise Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details
Ray C. Espinosa	The Philippines	See Schedule A for details

Edward A. Tortorici	U.S.A.	See Schedule A for details
Robert C. Nicholson	U.K.	See Schedule A for details

Metro Pacific Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	The Philippines

Executive Director of Metro Pacific Investments Corporation and Director of Medical Doctors, Inc.

10th Floor, MGO Building, Legaspi corner Dela Rosa Streets, Legaspi Village, 0721 Makati City, Metro Manila, Philippines

Ray C. Espinosa	The Philippines	See Schedule A for details

Jose Ma. K. Lim	The Philippines	President and CEO of Metro Pacific Investments Corporation 10th Floor, MGO Building, Legaspi corner Dela Rosa Streets, Legaspi Village, 0721 Makati City, Metro Manila, Philippines

Metro Pacific Resources, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	The Philippines	See Schedule B for details

Ray C. Espinosa	The Philippines	See Schedule A for details

Jose Ma. K. Lim	The Philippines	See Schedule B for details

Metro Pacific Assets Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	The Philippines	See Schedule B for details

Ray C. Espinosa	The Philippines	See Schedule A for details

Jose Ma. K. Lim	The Philippines	See Schedule B for details

Enterprise Investments Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	The Philippines	See Schedule B for details

Ray C. Espinosa	The Philippines	See Schedule A for details

Jose Ma. K. Lim	The Philippines	See Schedule B for details

Osbert Limited

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Schedule C

DIRECTORS AND EXECUTIVE OFFICERS

OF

FIRST PACIFIC INVESTMENTS LIMITED (“FPIL”),

FIRST PACIFIC INVESTMENTS (B.V.I.) LIMITED (“FPIL-BVI”)

AND SALERNI INTERNATIONAL LIMITED (“SIL”)

To the best of First Pacific’s knowledge, the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FPIL, FPIL-BVI, and SIL is set forth below. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with FPIL, FPIL-BVI, or SIL, as the case may be.

FIRST PACIFIC INVESTMENTS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Anthoni Salim	Indonesia	See Schedule A for details

Sutanto Djuhar	Indonesia	Director of Pacific Industries and Development Ltd. Level 19, Wisma Indocement, Kai 70-71, Jl. Jend Sudirman, Jakarta 12910, Indonesia

Tedy Djuhar	Indonesia	See Schedule A for details

Axton Salim	Indonesia

Director of PT Indofood Sukses Makmur Tbk., Director of PT Indofood CBP Sukses Makmur Tbk., Non-Executive Director of Indofood Agri Resources Ltd., Commissioner of PT Salim Ivomas Pratama Tbk., Commissioner of PT PP London Sumatra Indonesia Tbk.

Sudirman Plaza - Indofood Tower, 20th floor

Jl. Jend. Sudirman Kav. 76-78, Jakarta 12910, Indonesia

Benny S. Santoso	Indonesia	See Schedule A for details

Phiong Phillipus Darma	Indonesia

Commissioner of PT Indolife Pensiontama, PT Indosurance Broker Utama, PT Asuransi Central Asia and PT Asuransi Jiwa Central Asia Raya.

Non-Executive Director of Atlantic Limited, a registered company and listed in Australia

Wisma Indocement 3rd Floor, Jl. Jend. Sudirman Kav. 70-71, Jakarta 12910, Indonesia

Rizal Risjad	Indonesia

Chairman of Risco Energy Pte. Ltd.

The Energy Building 16th Floor, SCBD Lot 11A, Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190, Indonesia

Director of PT Delima Makmur

Menara Batavia 29th Floor, Jl. K.H. Mas Mansyur Kav.126, Jakarta 10220, Indonesia

Alamsah Suhardi	Indonesia

Commissioner of PT Indofood CBP Sukses Makmur Tbk. Director of PT Lajuperdana Indah,

Commissioner of PT Cyberindo Aditama.

Prudential Tower 20th Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia

FIRST PACIFIC INVESTMENTS (B.V.I.) LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

SALERNI INTERNATIONAL LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Alamsah Suhardi	Indonesia	See Schedule C for details

Schedule D

DIRECTORS AND EXECUTIVE OFFICERS

OF

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

(“PTIC”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of PTIC is set forth below. If no business address is given, the director’s or executive officer’s address is 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with PTIC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Manuel V. Pangilinan	The Philippines	See Schedule A for details
Ray C. Espinosa	The Philippines	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule A for details

Anabelle L. Chua	The Philippines	Senior Vice President of PLDT and CFO of Smart Communications, Inc. Director of Philippine Stock Exchange

Schedule E

DIRECTORS AND EXECUTIVE OFFICERS

OF

SEMILION ENTERPRISES INC. (“SEI”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SEI is set forth below. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with SEI.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Robert C. Nicholson	U.K.	See Schedule A for details
Joseph H.P. Ng	U.K.	See Schedule A for details